FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 1, 2015 Commission File Number: 001-133354

Bank of Montreal

(Exact name of registrant as specified in its charter)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSE OF ADDING EXHIBITS TO BANK OF MONTREAL’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196387).  THE EXHIBITS TO THIS REPORT SHALL BE DEEMED TO BE A PART OF SUCH REGISTRATION STATEMENT FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED.

Bank of Montreal (the “registrant”) has filed a Registration Statement on Form F-3 (File No. 333-196387) (the “Registration Statement”) under the Securities Act of 1933 registering, among other securities,  its Senior Medium-Term Notes, Series C, denominated in U.S. dollars (collectively, the “Notes”) that may be offered from time to time.  A tax opinion of Torys LLP as to certain Canadian tax matters is being filed as Exhibit 8.3 (the “Torys Opinion”), in addition to the Canadian tax opinion of Osler, Hoskin & Harcourt LLP that was filed as Exhibit 8.2 to the Registration Statement (the “Osler Opinion”).  From the date on which this Report is filed, only the Torys Opinion will apply to any offering of Notes under the Registration Statement in which a prospectus supplement, product supplement or pricing supplement states that the section of the base shelf prospectus forming part of the Registration Statement under the heading “Canadian Taxation” is being superseded and replaced in its entirety by a Canadian tax opinion of Torys LLP appearing in such supplement.  The Osler Opinion and not the Torys Opinion will continue to apply in all other circumstances.  A Consent of Torys LLP is also being filed as Exhibit 23.6.

EXHIBITS

Exhibit	Description of Exhibit
8.3	Opinion of Torys LLP as to certain tax matters

23.6	Consent of Torys LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Pat Cronin

Name: Title:	Pat Cronin Chief Operating Officer, BMO Capital Markets

Date:	September 1, 2015

BANK OF MONTREAL

By:	/s/ Vandra Goedvolk

Name: Title:	Vandra Goedvolk Assistant Corporate Secretary

Date:	September 1, 2015